

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2023

Ann Peng
Interim Chief Executive Officer
Universal Global Hub Inc.
6141 186th Street, Suite 688
Fresh Meadows, NY 11365

>   **Re: Universal Global Hub Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2022**
>   **Filed April 14, 2023**
>   **File No. 000-54758**

Dear Ann Peng:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction